March 22, 2017

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:	Mr. Jim B. Rosenberg
Ms. Sasha Parikh

Re: Regen BioPharma, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2016

Filed December 21, 2016

File No. 333-191725

Dear Mr. Rosenberg and Ms. Parikh

With regard to the comments of the Staff (the “Staff”) as set forth in its letter dated March 09, 2017 (the “Comment Letter”) relating to the abovementioned Exchange Act filing made by Regen BioPharma, Inc. (The "Company").

The Company is in the process of reviewing the comments and intends to address them fully on or before March 31, 2017.

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities and Exchange Act of 1934. If, at any time, you have any further questions, please let us know.

Sincerely,

David R. Koos,

Chairman & CEO